Frontier Bio: Exploring a New Community Round

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Frontier Bio: Exploring a New Community Round

Hi {{First Name}},

I'm reaching out to share an update on Frontier Bio and to let you know that we are exploring the possibility of launching a Regulation Crowdfunding offering in the near future.

As many of you know, I founded Frontier Bio to address two significant challenges in medicine: the global organ shortage and the limitations of traditional animal-based research models. Our team applies tissue engineering and stem cell expertise to develop human-relevant biological platforms.

We have reached a major turning point. Unlike many deep tech companies that stay in the lab for years without a commercial product, Frontier Bio is already in the market. We have generated $5.5 million in cumulative sales to date, with customers that include organizations like Mayo Clinic and Intuitive Surgical.

As we consider opening a community round under Regulation Crowdfunding, we are conducting a "Testing the Waters" campaign to gauge interest from friends, family, and early supporters.

If you would like to learn more or indicate non-binding interest, you can visit our campaign page here: https://wefunder.com/frontier.bio (under construction)

If you have any questions, I would love to chat. Just reply to this email and I'll share my availability.

Best,

Eric Bennett
CEO | Frontier Bio
frontierbio.com

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